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                  [International Home Foods, Inc. Letterhead]




October 27, 1998

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Ms. Jennifer Bowes
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Withdrawal of Registration Statement on Form S-3 (File No. 333-61501) of International Home Foods, Inc.

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, International Home Foods, Inc. (the "Company") requests the Commission's consent to the withdrawal of the Company's Registration Statement on Form S-3, File No. 333-61501 (the "Registration Statement") and further requests that the Commission enter an order granting such withdrawal. The proposed offering was abandoned due to market conditions.

         Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal to the undersigned, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto" and be placed in the file for the Registration Statement.

         Please direct all inquiries to Mr. Andrew Wright (of Vinson & Elkins L.L.P., counsel to the Company) at (214) 220-7988 or me at (973) 359-9920.

                                         Sincerely,

                                         INTERNATIONAL HOME FOODS, INC.

                                         By:  /s/  N. Michael Dion
                                                   N. Michael Dion
                                                   Chief Financial Officer


cc:      A. Winston Oxley
         Edward Sopher